BMO Financial Group Reports Second Quarter 2026 Results

EARNINGS RELEASE
BMO’s Second Quarter 2026 Report to Shareholders, including the unaudited interim consolidated financial statements for the period ended April 30, 2026, are available online at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Financial Results Highlights
Second Quarter 2026 compared with Second Quarter 2025:
•Reported net income1 of $2,630 million, an increase of 34% from $1,962 million; adjusted net income1 of $2,733 million, an increase of 34% from $2,046 million
•Reported earnings per share (EPS)2 of $3.53, an increase of 41% from $2.50; adjusted EPS1, 2 of $3.67, an increase of 40% from $2.62
•Provision for credit losses (PCL) of $739 million, a decrease from $1,054 million
•Reported return on equity (ROE) of 13.0%, compared with 9.4%; adjusted ROE1 of 13.5%, compared with 9.8%
•Common Equity Tier 1 (CET1) Ratio3 of 13.0%, compared with 13.5%
•Declared a quarterly dividend of $1.71 per common share, an increase of $0.08 or 5% from the prior year and $0.04 or 2% from the prior quarter

Year-to-Date 2026 compared with Year-to-Date 2025:
•Reported net income1 of $5,119 million, an increase of 25% from $4,100 million; adjusted net income1 of $5,284 million, an increase of 22% from $4,335 million
•Reported EPS2 of $6.92, an increase of 30% from $5.34; adjusted EPS1, 2 of $7.15, an increase of 26% from $5.66
•PCL of $1,485 million, a decrease from $2,065 million
•Reported ROE of 12.5%, compared with 10.0%; adjusted ROE1 of 12.9%, compared with 10.6%

Toronto, May 27, 2026 – BMO Financial Group (TSX:BMO) (NYSE:BMO) reported net income for the second quarter ended April 30, 2026 was $2,630 million, compared with $1,962 million in the prior year, and EPS of $3.53, compared with $2.50. Reported ROE was 13.0%, compared with 9.4% in the prior year. Adjusted net income was $2,733 million and adjusted EPS was $3.67, an increase from $2,046 million and $2.62, respectively, in the prior year. Adjusted ROE was 13.5%, compared with 9.8% in the prior year.

“At our March Investor Day, we reviewed our plan to elevate returns and accelerate growth. Our second quarter results continued to demonstrate meaningful progress and momentum against these commitments. We once again strengthened ROE and delivered strong EPS growth, driven by robust fee revenue across Capital Markets, Wealth Management and Treasury and Payments. We delivered solid sequential commercial banking loan growth in both Canada and the United States, reflecting improving client activity and the strength of our bankers. These outcomes are driven by our focus on deepening client relationships, innovating to drive business value, and optimizing performance,” said Darryl White, CEO of BMO Financial Group.
“Our value‑driven approach to human‑ and AI‑powered client experiences is delivering tangible benefits. To continue to advance our innovation strategy, we recently established the BMO Institute for Applied Artificial Intelligence & Quantum, dedicated to the responsible application, governance and oversight of AI at scale, and support our clients as they integrate AI into their companies and households. Disciplined investment, capital and risk management continue to strengthen our earnings quality, creating sustainable long‑term value for our shareholders,” concluded Mr. White.

Concurrent with the release of results, BMO announced a third quarter 2026 dividend of $1.71 per common share, an increase of $0.04 or 2% from the prior quarter and an increase of $0.08 or 5% from the prior year. The quarterly dividend of $1.71 is equivalent to an annual dividend of $6.84 per common share. During the quarter, we purchased for cancellation 6.0 million common shares under the normal course issuer bid, at an average price of $193.47 per share.

On May 11, 2026, we entered into a definitive agreement with Stonepeak for the sale of BMO’s Transportation Finance and Vendor Finance businesses, including related loan portfolios which are part of our U.S. Banking and Canadian P&C operating segments. Stonepeak will acquire the assets of these

Caution
The foregoing section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements section.

(1)Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. They are also presented on an adjusted basis that excludes the impact of certain specified items from reported results. Adjusted results and ratios are non-GAAP and are detailed in the Non-GAAP and Other Financial Measures section. Unless otherwise indicated, all amounts are in Canadian dollars. All ratios and percentage changes in this document are based on unrounded numbers.
(2)All EPS measures in this document refer to diluted EPS, unless specified otherwise.
(3)The CET1 Ratio is disclosed in accordance with the Capital Adequacy Requirements (CAR) Guideline, as set out by the Office of the Superintendent of Financial Institutions (OSFI), as applicable.
BMO Financial Group Second Quarter 2026 Earnings Release 1

businesses for cash consideration and an earn-out contingent upon the business achieving specified future performance targets. BMO will use a portion of the consideration to invest an approximate 19.9% equity interest in the new entity.
The transaction met the accounting requirements for assets held for sale in the third quarter of fiscal 2026, and as a result, we expect to recognize a charge of approximately $1.1 billion pre-tax ($0.9 billion after-tax), primarily related to goodwill recorded in Corporate Services and treated as an adjusting item. The final amount is subject to closing adjustments and foreign exchange rates prevailing at the date of closing. This transaction is expected to close in the fourth quarter of fiscal 2026, subject to regulatory approvals and customary closing conditions.

Second Quarter 2026 Performance Review
Adjusted results and ratios in this section are on a non-GAAP basis. Refer to the Non-GAAP and Other Financial Measures section for further information on adjusting items.

Canadian P&C
Reported net income was $884 million, an increase of $120 million or 15% from the prior year, and adjusted net income was $887 million, an increase of $119 million or 15%, primarily due to a 5% increase in revenue, as well as a lower provision for credit losses, partially offset by higher expenses. Revenue growth was driven by increases in net interest income, primarily due to higher net interest margin, and non-interest revenue due to higher card-related and mutual fund distribution fees, partially offset by lower deposit fee revenue.

U.S. Banking
Reported net income was $790 million, an increase of $189 million or 32% from the prior year, and adjusted net income was $847 million, an increase of $172 million or 25%. The impact of the weaker U.S. dollar decreased net income by 5%, revenue by 4% and expenses by 3%.
On a U.S. dollar basis, reported net income was $575 million, an increase of $154 million or 37% from the prior year, and adjusted net income was $616 million, an increase of $143 million or 30%, primarily due to a 5% increase in revenue and a lower provision for credit losses, with expenses relatively unchanged from the prior year. Revenue growth was driven by higher non-interest revenue, including the impact of a loss on the sale of a non-relationship U.S. credit card portfolio in the prior year, and higher net interest income due to higher net interest margin, partially offset by lower balances.

Wealth Management
Reported net income was $428 million, an increase of $108 million or 34% from the prior year, and adjusted net income was $444 million, an increase of $124 million or 39%. Wealth and Asset Management reported net income was $342 million, an increase of $81 million or 31%, and adjusted net income was $358 million, an increase of $97 million or 37%, reflecting higher revenue, primarily due to the impact of stronger global markets and net sales, higher net interest income, as well as the inclusion of Burgundy Asset Management (Burgundy), partially offset by higher expenses. Insurance net income was $86 million, an increase of $27 million or 47% from the prior year, primarily due to favourable market movements in the current year.

Capital Markets
Reported net income was $638 million, an increase of $204 million or 47% from the prior year, and adjusted net income was $641 million, an increase of $204 million or 46%, reflecting higher revenue in Global Markets and Investment and Corporate Banking, and a lower provision for credit losses, partially offset by higher expenses.

Corporate Services
Reported net loss was $110 million, compared with a reported net loss of $157 million in the prior year, and adjusted net loss was $86 million, compared with an adjusted net loss of $154 million, with changes driven by higher treasury-related revenue.

Credit Quality
Total provision for credit losses was $739 million, compared with a provision of $1,054 million in the prior year. The provision for credit losses on impaired loans was $734 million, a decrease of $31 million, primarily due to lower provisions in Capital Markets and U.S. Banking. The provision for credit losses on performing loans was $5 million, compared with $289 million in the prior year. The performing provision in the current quarter was primarily driven by the net impact of model changes, largely offset by portfolio credit migration and lower portfolio balances, while the prior year reflected changes in the macroeconomic environment.
Refer to the Critical Accounting Estimates and Judgments section of BMO’s 2025 Annual Report and Note 3 of the audited annual consolidated financial statements for further information on the allowance for credit losses as at October 31, 2025.

Capital
BMO’s Common Equity Tier 1 (CET1) Ratio was 13.0% as at April 30, 2026, a decrease from 13.1% at the end of the first quarter of 2026, as internal capital generation was more than offset by the impact of the purchase of common shares for cancellation and higher source currency risk-weighted assets.
2 BMO Financial Group Second Quarter 2026 Earnings Release

Non-GAAP and Other Financial Measures
Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual consolidated financial statements and our unaudited interim consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating segments, including amounts, measures and ratios that are presented on a non‑GAAP basis, as described below. We believe that these non‑GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.
Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.
Certain information contained in BMO’s Second Quarter 2026 Management’s Discussion and Analysis dated May 27, 2026, for the period ended April 30, 2026, is incorporated by reference into this document. For further details on the composition of our supplementary financial measures, refer to the Glossary of Financial Terms section of BMO’s Second Quarter 2026 Report to Shareholders, which is available online at www.bmo.com/investorrelations and at www.sedarplus.ca.

Adjusted measures and ratios
Management considers both reported and adjusted results and measures to be useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non‑interest expense and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non‑GAAP. Presenting results on both a reported and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not reflect ongoing business performance. As such, the presentation may facilitate readers’ analysis of underlying trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.

Net Interest Margin, excluding Global Markets and Insurance
Effective the first quarter of fiscal 2026, we report net interest margin on a basis that excludes net interest income from our Global Markets business in Capital Markets, and average earning assets from our Global Markets and Insurance businesses. Management considers this measure to be useful in allowing readers to assess performance of BMO’s lending, investing and deposit-raising activities without the volatility that may be associated with market and trading-related activities. This measure replaces net interest margin, excluding trading and insurance previously disclosed, and prior periods have been reclassified to conform with the current period’s presentation.

Tangible common equity and return on tangible common equity
Tangible common equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity (ROTCE) is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets and any impairments, as a percentage of average tangible common equity. ROTCE is commonly used in the North American banking industry and is meaningful as a consistent measure of the performance of businesses, whether they were acquired or developed organically.

Adjusting Items
Adjusted results in the current quarter and prior periods excluded the following items:
•Impact of divestitures related to the announced sale of 138 branches in select U.S. markets, recorded in non-interest expense in Corporate Services. Q2-2026 included expenses of $26 million ($24 million after-tax), comprising a write-down of goodwill of $18 million and divestiture-related costs of $8 million. Prior periods included divestiture-related costs of $4 million ($3 million after-tax) in Q1-2026.
•Acquisition and integration costs of $3 million ($2 million after-tax) in the current quarter. Prior periods included expenses of $9 million ($7 million after-tax) in Q1-2026, a reversal of $2 million ($1 million after-tax) in Q2-2025 and expenses of $10 million ($7 million after-tax) in Q1-2025. Amounts are recorded in non-interest expense in the related operating segment: Burgundy in Wealth Management and Bank of the West in Corporate Services.
•Amortization of acquisition-related intangible assets of $93 million ($70 million after-tax) in the current quarter. Prior periods included $96 million ($71 million after-tax) in Q1-2026, $109 million ($81 million after-tax) in Q2-2025 and $106 million ($79 million after-tax) in Q1-2025. Amounts are recorded in non-interest expense in the related operating segment.
•Change in the fair value of contingent consideration related to the acquisition of Burgundy, which reduced non-interest revenue in the current quarter by $7 million (pre-tax and after-tax), recorded in Wealth Management. Q1-2026 included a reduction of $16 million (pre-tax and after-tax). For further information, refer to Note 13 of the unaudited interim consolidated financial statements and Note 9 of the audited annual consolidated financial statements of BMO’s 2025 Annual Report.
•U.S. Federal Deposit Insurance Corporation (FDIC) special assessment recorded in non-interest expense in Corporate Services. Q1-2026 included a partial reversal of a prior charge of $47 million ($35 million after-tax). Prior periods included expenses of $5 million ($4 million after-tax) in Q2-2025 and a partial reversal of $7 million ($5 million after-tax) in Q1-2025.
BMO Financial Group Second Quarter 2026 Earnings Release 3

•Impact of aligning accounting policies for employee vacation across legal entities of $96 million ($70 million after-tax) in Q1-2025, recorded in non-interest expense in Corporate Services.

Adjusting items in aggregate decreased net income by $103 million in the current quarter, compared with a $84 million decrease in the prior year and a decrease of $62 million in the prior quarter. On a year-to-date basis, adjusting items in aggregate decreased net income by $165 million, compared with a decrease of $235 million in the prior year.

Non-GAAP and Other Financial Measures (1)

TABLE 1
(Canadian $ in millions, except as noted)	Q2-2026	Q1-2026	Q2-2025	YTD-2026	YTD-2025
Reported Results
Net interest income	5,268	5,643	5,097	10,911	10,495
Non-interest revenue	4,299	4,181	3,582	8,480	7,450
Revenue	9,567	9,824	8,679	19,391	17,945
Provision for credit losses	739	746	1,054	1,485	2,065
Non-interest expense	5,330	5,753	5,019	11,083	10,446
Income before income taxes	3,498	3,325	2,606	6,823	5,434
Provision for income taxes	868	836	644	1,704	1,334
Net income	2,630	2,489	1,962	5,119	4,100
Dividends on preferred shares and distributions on other equity instruments	139	81	142	220	207
Net income (loss) attributable to non-controlling interest in subsidiaries	4	(1)	2	3	6
Net income available to common shareholders	2,487	2,409	1,818	4,896	3,887
Diluted EPS ($)	3.53	3.39	2.50	6.92	5.34
Adjusting Items Impacting Revenue (Pre-tax)
Change in fair value of contingent consideration (2)	(7)	(16)	–	(23)	–
Impact of adjusting items on revenue (pre-tax)	(7)	(16)	–	(23)	–
Adjusting Items Impacting Non-Interest Expense (Pre-tax)
Acquisition and integration costs/reversal	(3)	(9)	2	(12)	(8)
Amortization of acquisition-related intangible assets (3)	(93)	(96)	(109)	(189)	(215)
Impact of divestitures	(26)	(4)	–	(30)	–
FDIC special assessment	–	47	(5)	47	2
Impact of alignment of accounting policies	–	–	–	–	(96)
Impact of adjusting items on non-interest expense (pre-tax)	(122)	(62)	(112)	(184)	(317)
Adjusting Items Impacting Revenue (After-tax)
Change in fair value of contingent consideration (2)	(7)	(16)	–	(23)	–
Impact of adjusting items on revenue (after-tax)	(7)	(16)	–	(23)	–
Adjusting Items Impacting Non-Interest Expense (After-tax)
Acquisition and integration costs/reversal	(2)	(7)	1	(9)	(6)
Amortization of acquisition-related intangible assets (3)	(70)	(71)	(81)	(141)	(160)
Impact of divestitures	(24)	(3)	–	(27)	–
FDIC special assessment	–	35	(4)	35	1
Impact of alignment of accounting policies	–	–	–	–	(70)
Impact of adjusting items on non-interest expense (after-tax)	(96)	(46)	(84)	(142)	(235)
Impact of adjusting items on reported net income (after-tax)	(103)	(62)	(84)	(165)	(235)
Impact on diluted EPS ($)	(0.14)	(0.09)	(0.12)	(0.23)	(0.32)
Adjusted Results
Net interest income	5,268	5,643	5,097	10,911	10,495
Non-interest revenue	4,306	4,197	3,582	8,503	7,450
Revenue	9,574	9,840	8,679	19,414	17,945
Provision for credit losses	739	746	1,054	1,485	2,065
Non-interest expense	5,208	5,691	4,907	10,899	10,129
Income before income taxes	3,627	3,403	2,718	7,030	5,751
Provision for income taxes	894	852	672	1,746	1,416
Net income	2,733	2,551	2,046	5,284	4,335
Net income available to common shareholders	2,590	2,471	1,902	5,061	4,122
Diluted EPS ($)	3.67	3.48	2.62	7.15	5.66
(1)Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Refer to the commentary in this Non-GAAP and Other Financial Measures section for further information on adjusting items.
(2)Recorded in non-interest revenue.
(3)Represents amortization of acquisition-related intangible assets and any impairment.

4 BMO Financial Group Second Quarter 2026 Earnings Release

Summary of Reported and Adjusted Results by Operating Segment

TABLE 2
			Wealth	Capital	Corporate		U.S. Operations (1)
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. Banking	Management	Markets	Services	Total Bank	(US$ in millions)
Q2-2026
Reported net income (loss)	884	790	428	638	(110)	2,630	655
Dividends on preferred shares and distributions on
other equity instruments	11	14	1	15	98	139	15
Net income attributable to non-controlling interest in subsidiaries	–	4	–	–	–	4	3
Net income (loss) available to common shareholders	873	772	427	623	(208)	2,487	637
Acquisition and integration costs	–	–	2	–	–	2	–
Amortization of acquisition-related intangible assets	3	57	7	3	–	70	43
Change in fair value of contingent consideration	–	–	7	–	–	7	–
Impact of divestitures	–	–	–	–	24	24	18
Adjusted net income (loss) (2)	887	847	444	641	(86)	2,733	716
Adjusted net income (loss) available to common shareholders (2)	876	829	443	626	(184)	2,590	698
Q1-2026
Reported net income (loss)	948	742	352	657	(210)	2,489	715
Dividends on preferred shares and distributions on
other equity instruments	13	14	2	15	37	81	17
Net income (loss) attributable to non-controlling interest in subsidiaries	–	(2)	–	–	1	(1)	(1)
Net income (loss) available to common shareholders	935	730	350	642	(248)	2,409	699
Acquisition and integration costs	–	–	7	–	–	7	–
Amortization of acquisition-related intangible assets	3	60	5	3	–	71	46
Change in fair value of contingent consideration	–	–	16	–	–	16	–
Impact of divestitures	–	–	–	–	3	3	2
FDIC special assessment	–	–	–	–	(35)	(35)	(26)
Adjusted net income (loss) (2)	951	802	380	660	(242)	2,551	737
Adjusted net income (loss) available to common shareholders (2)	938	790	378	645	(280)	2,471	721
Q2-2025
Reported net income (loss)	764	601	320	434	(157)	1,962	515
Dividends on preferred shares and distributions on
other equity instruments	11	16	1	10	104	142	3
Net income (loss) attributable to non-controlling interest in subsidiaries	–	5	–	–	(3)	2	1
Net income (loss) available to common shareholders	753	580	319	424	(258)	1,818	511
Acquisition and integration costs/reversal	–	–	–	–	(1)	(1)	(1)
Amortization of acquisition-related intangible assets	4	74	–	3	–	81	54
FDIC special assessment	–	–	–	–	4	4	3
Adjusted net income (loss) (2)	768	675	320	437	(154)	2,046	571
Adjusted net income (loss) available to common shareholders (2)	757	654	319	427	(255)	1,902	567
YTD-2026
Reported net income (loss)	1,832	1,532	780	1,295	(320)	5,119	1,370
Dividends on preferred shares and distributions on
other equity instruments	24	28	3	30	135	220	32
Net income attributable to non-controlling interest in subsidiaries	–	2	–	–	1	3	2
Net income (loss) available to common shareholders	1,808	1,502	777	1,265	(456)	4,896	1,336
Acquisition and integration costs	–	–	9	–	–	9	–
Amortization of acquisition-related intangible assets	6	117	12	6	–	141	89
Change in fair value of contingent consideration	–	–	23	–	–	23	–
Impact of divestitures	–	–	–	–	27	27	20
FDIC special assessment	–	–	–	–	(35)	(35)	(26)
Adjusted net income (loss) (2)	1,838	1,649	824	1,301	(328)	5,284	1,453
Adjusted net income (loss) available to common shareholders (2)	1,814	1,619	821	1,271	(464)	5,061	1,419
(1)U.S. Operations comprises reported and adjusted results recorded in U.S. Banking, and the U.S. operations in Capital Markets and Corporate Services.
(2)Refer to the commentary in this Non-GAAP and Other Financial Measures section for details on adjusting items.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Second Quarter 2026 Earnings Release 5

Summary of Reported and Adjusted Results by Operating Segment (Continued)

TABLE 2 (Continued)
			Wealth	Capital	Corporate		U.S. Operations (1)
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. Banking	Management	Markets	Services	Total Bank	(US$ in millions)
YTD-2025
Reported net income (loss)	1,641	1,236	648	1,023	(448)	4,100	1,154
Dividends on preferred shares and distributions on
other equity instruments	23	31	3	20	130	207	6
Net income attributable to non-controlling interest in subsidiaries	–	5	–	–	1	6	4
Net income (loss) available to common shareholders	1,618	1,200	645	1,003	(579)	3,887	1,144
Acquisition and integration costs	–	–	–	–	6	6	4
Amortization of acquisition-related intangible assets	7	146	–	7	–	160	106
FDIC special assessment	–	–	–	–	(1)	(1)	(1)
Impact of alignment of accounting policies	–	–	–	–	70	70	25
Adjusted net income (loss) (2)	1,648	1,382	648	1,030	(373)	4,335	1,288
Adjusted net income (loss) available to common shareholders (2)	1,625	1,346	645	1,010	(504)	4,122	1,278
See previous page for footnote references.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Caution
This Non-GAAP and Other Financial Measures section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to: statements with respect to our objectives and priorities for fiscal 2026 and beyond; our strategies or future actions; our targets and commitments; expectations for our financial condition, capital position, the regulatory environment in which we operate, the results of, or outlook for, our operations or the Canadian, U.S. and international economies; and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “commit”, “target”, “may”, “might”, “schedule”, “forecast”, “outlook”, “timeline”, “suggest”, “seek” and “could” or negative or grammatical variations thereof.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges and changes in foreign exchange and interest rates; political conditions, including changes relating to, or affecting, economic or trade matters, including tariffs, countermeasures and tariff mitigation policies; changes to our credit ratings; cyber and information security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; technology resilience, innovation and competition; technological change, including the use of data and artificial intelligence (AI) in our business, including generative AI; failure of third parties to comply with their obligations to us; disruptions of global supply chains; environmental and social risk, including climate change; the Canadian housing market and consumer leverage; inflationary pressures; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, including if the bank were designated a global systemically important bank, and the effect of such changes on funding costs and capital requirements; changes in monetary, fiscal or economic policy; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to successfully execute our strategic plans, complete acquisitions or dispositions and integrate acquisitions, including obtaining regulatory approvals, and realize any anticipated benefits from such plans and transactions; critical accounting estimates and judgments, and the effects of changes in accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; global capital markets activities; the emergence or continuation of widespread health emergencies or pandemics, and their impact on local, national or international economies, as well as their heightening of certain risks that may affect our future results; the possible effects on our business of war or terrorist activities; natural disasters, such as earthquakes or flooding, and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.
We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For further information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, liquidity and funding, operational non-financial, legal and regulatory compliance, strategic, environmental and social, and reputation risk in the Enterprise-Wide Risk Management section of BMO’s 2025 Annual Report, and the Risk Management section in our Second Quarter 2026 Report to Shareholders, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.
Material economic assumptions underlying the forward-looking statements contained in this document include those set out in the Economic Developments and Outlook section of BMO’s 2025 Annual Report, as updated in the Economic Developments and Outlook section and the Risk Management – Geopolitical Developments section in our Second Quarter 2026 Report to Shareholders, as well as in the Allowance for Credit Losses section of BMO’s 2025 Annual Report, as updated in the Allowance for Credit Losses section in our Second Quarter 2026 Report to Shareholders. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

6 BMO Financial Group Second Quarter 2026 Earnings Release

Investor and Media Information
Investor Presentation Materials
Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2025 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations
Interested parties are also invited to listen to our quarterly conference call on Wednesday, May 27, 2026, at 8:15 a.m. (ET). The call may be accessed by telephone at 647-557-5533 (from within Toronto) or 1-888-440-4121 (toll-free outside Toronto), entering Passcode: 89709#. A replay of the conference call can be accessed until June 27, 2026, by calling 647-362-9199 (from within Toronto) or 1-800-770-2030 (toll-free outside Toronto) and entering Passcode: 89709#.
A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Upcoming Events
•Q3-2026 Earnings Release        August 25, 2026
•Q4-2026 Earnings Release        December 2, 2026

Media Relations Contact
John Fenton, Head, Public Relations, john.fenton@bmo.com, 416-867-3996

Investor Relations Contacts
Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956
Bill Anderson, Managing Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP)
Common shareholders may elect to have their cash dividends reinvested in common shares of the bank, in accordance with the bank's DRIP. More information about the Plan and how to enrol can be found at www.bmo.com/investorrelations.

For dividend information, change in shareholder address
or to advise of duplicate mailings, please contact
Computershare Trust Company of Canada
320 Bay Street, 14th Floor
Toronto, Ontario M5H 4A6
Telephone: 416-263-9200
Fax: 1-888-453-0330
E-mail: service@computershare.com

For other shareholder information, please contact
Bank of Montreal
Shareholder Services
Corporate Secretary’s Department
1 First Canadian Place, 9th Floor
Toronto, Ontario M5X 1A1
Telephone: 416-867-6785
E-mail: corp.secretary@bmo.com

For further information on this document, please contact
Bank of Montreal
Investor Relations Department
P.O. Box 1, 1 First Canadian Place, 37th Floor
Toronto, Ontario M5X 1A1

BMO’s 2025 Annual MD&A, audited consolidated financial statements, Annual Information Form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedarplus.ca. Printed copies of the bank’s complete 2025 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

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BMO Financial Group Second Quarter 2026 Earnings Release 7